UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35952

Aratana Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

11400 Tomahawk Creek Parkway, Suite 340

Leawood, Kansas 66211

(913) 353-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*      On July 18, 2019, pursuant to an Agreement and Plan of Merger, dated as of April 26, 2019 (the “Merger Agreement”), by and among Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), Elanco Athens Inc., a Delaware corporation and a direct wholly owned subsidiary of Elanco (“Acquisition Sub”), and Aratana Therapeutics, Inc., a Delaware corporation (“Aratana” or the “Company”), Acquisition Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Elanco (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934 Aratana Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 29, 2019		Aratana Therapeutics, Inc.

		By:	/s/ Craig A. Tooman
		Name:	Craig A. Tooman
		Title:	President and Chief Executive Officer